Exhibit 99.1

SEADRILL PARTNERS LLC (SDLP) - FIRST QUARTER 2014 RESULTS

Highlights

•	Seadrill Partners reports net income attributable to Seadrill Partners LLC Members for the first quarter 2014 of US$19.8 million and net operating income of US$123.6 million.

•	Generated distributable cash flow of US$30.0 million for the first quarter 2014.

•	Declared an increased distribution for the first quarter of US$0.5075 per unit, an increase of 14% over the fourth quarter distribution.

•	Completed US$1.8 billion term loan B and US$100 million revolving facility. Proceeds of the term loan refinanced existing indebtedness and increased liquidity.

•	Issued a total of 11.96 million common units to the public and 1.6 million units to Seadrill to fund the equity portion of the Auriga acquisition.

•	Completed the acquisition of the companies that own and operate the West Auriga for US$1.24 billion on a 100% basis. The acquisition was financed with debt and US$355 million from a common unit offering for the Company’s equity share. Management has recommended a quarterly distribution increase as a result to between US$0.54 and US$0.545.

Financial Results Overview

Seadrill Partners LLC1 reports:

Total contract revenues of US$260.6 million for the first quarter 2014 (the “first quarter”) compared to US$282.1 million in the fourth quarter of 2013 (the “fourth quarter”). The decrease is primarily driven by 60 days of downtime on the West Aquarius and 17 days downtime on the West Capricorn due to equipment failures. This was partly offset by 11 days contribution from the West Auriga.

Net operating income for the quarter of US$123.6 million compared to US$134.4 million in the preceding quarter. The decline is largely as a result of the West Aquarius and West Capricorn downtime noted above.

Net Income for the quarter of US$43.8 million compared to US$113.6 million in the previous quarter. This is after the recognition of the gain/loss on derivative instruments, which reflected a loss of US$(49.2) million in the first quarter as compared to a gain of US$16.1 million for the fourth quarter as a result of a decrease in long term interest rates in the first quarter as well as a higher level of interest rate swaps as at the end of the first quarter. The unrealized non-cash element of these amounts are US$49.9 million loss in the first quarter 2014 and a US$19.1 million gain for the fourth quarter 2013.

1)	All references to “Seadrill Partners” and “the Company” refer to Seadrill Partners LLC and its subsidiaries, including the operating companies that indirectly own interests in the drilling rigs Seadrill Partners LLC owns: (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through its 100% ownership of its general partner, Seadrill Operating GP LLC, (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC and (iii) a 100% limited liability company interest in Seadrill Partners Operating LLC. Seadrill Operating LP owns: (i) a 100% interest in the entities that own the West Aquarius, West Leo and the West Vencedor and (ii) an approximate 56% interest in the entity that owns and operates the West Capella. Seadrill Capricorn Holdings LLC owns 100% of the entities that own and operate the West Capricorn,West Sirius and West Auriga. Seadrill Partners Operating LLC owns 100% of the entities that own and operate the T-15 and T-16 tender barges.

Net income attributable to Seadrill Partners LLC Members was US$19.8 million for the first quarter compared to US$42.0 million for the previous quarter.

Distributable cash flow was US$30.0 million for Seadrill Partners’ first quarter as compared to US23.2 million for the previous quarter2 giving a coverage ratio of 0.77x for the first quarter. The increase is mainly as a result of the contribution from the T-16, West Leo and West Sirius for the full quarter and from the inclusion of the West Auriga for 11 days in March.

The coverage ratio has been negatively impacted by the increase in units outstanding following the March equity issuance as the first quarter distribution is payable on all outstanding units at the record date. Were the distribution to be paid pro-rata on the new units for the 11 days of March that the Company benefited from the West Auriga cash flow, the coverage ratio would have been 0.92x.

Distribution for the period of US$0.5075 per unit, equivalent to an annual distribution of US$2.03, represents an approximate 31% increase from the Company’s minimum quarterly distribution set at its IPO. Subsequent to the acquisition of the ultra-deepwater drillship the West Auriga in March, Management have recommended to the Board an annualized distribution increase to between $2.16 and $2.18 per unit which would become effective for the distribution with respect to the quarter ending June 30, 2014 and would represent an approximate 40% increase since IPO. Any such increase would be conditional upon, among other things, the approval of such increase by the Board and the absence of any material adverse developments that would make such an increase inadvisable.

2)	Please see Appendix A for a reconciliation of DCF to net income, the most directly comparable GAAP financial measure.

Operations

Seadrill Partners has an interest in nine rigs in operation. The fleet is comprised of four semi-submersible rigs, two drillships and three tender rigs operating in Canada, the US Gulf of Mexico, Ghana, Nigeria, Angola and Thailand respectively.

During the first quarter, Total S.A. exercised their option to convert the contract extension for the West Capella from 5 years to 3 years. The new rate became effective in April 2014. As a result of this change in contract terms the dayrate has increased from US$580,000 per day to US$627,500 per day. The use of the option to convert to a shorter contract with a higher dayrate reflects a transfer of operatorship for the license and the wish for the new operator to retain flexibility. The Company is confident however that there will be additional requirements for the rig in Nigeria post 2017.

Overall economic utilization for the fleet was 82% for the first quarter. With the exception of 77 days downtime linked to the West Aquarius and West Capricorn equipment failures, the Company’s remaining fleet performed well achieving an economic utilization rate of 98%.

Total operating expenses for the first quarter were US$151.7 million, compared to US$148.0 million in the fourth quarter. The Company has good cost controls in place and sees little risk of changes to the operating cost structure.

Acquisitions

On March 21, 2014 Seadrill Partners completed the acquisition of the companies that own and operate the ultra-deepwater drillship the West Auriga for a total consideration of US$1.24 billion on a 100% basis. The West Auriga was acquired by Seadrill Capricorn Holdings LLC (51% owned by SDLP). Debt funding for the acquisition was US$543 million comprised of a secured debt facility and a US$100 million discount note from Seadrill. The Company’s equity portion, for its share of the rig acquisitions, of US$355 million was funded with proceeds from Seadrill Partner’s second public follow on equity offering.

The West Auriga is contracted with BP in the US Gulf of Mexico at a dayrate of US$565,000 (excluding approximately $37,500 per day payable by the customer over the term of the contract relating to mobilization, variation orders and other special and standby rates) until the third quarter of 2020. The long term contracted cash flows of this acquisition further enhances Seadrill Partners’ cash flow profile and visibility in distributable cash flows, as well as further diversifies Seadrill Partners fleet and reduces volatility in operating results.

As noted above the Company completed a public offering (the “Offering”) of 10,400,000 common units at a price of $30.60 per common unit on March 17, 2014. In addition, the underwriters exercised in full their option to purchase an additional 1,560,000 common units. The total number of common units sold in the Offering was therefore 11,960,000. Concurrently with the closing of the Offering, Seadrill Limited (“Seadrill”) purchased directly from the Company 1,633,987 common units at a price of $30.60 per unit.

Financing and Liquidity

As of March 31, 2014, the Company had cash and cash equivalents, on a consolidated basis, of US$130.1 million and two revolving credit facilities totaling US$200 million. One US$100mm facility is provided by Seadrill as the lender and the second US$100mm facility is provided by a syndicate of banks and is secured in connection with the $1.8 billion term loan B. As of March 31, 2014, US$0.0 million was drawn on these facilities. Total debt was US$3,139.9 million as of March 31, 2014; US$1,134.6 million of this debt was originally incurred by Seadrill, as borrower, in connection with its acquisition of the drilling rigs.

As of March 31, 2014 the Company had four secured credit facilities, in addition to the term loan B. These facilities expire in 2015, 2016, 2017, and 2025. A refinancing strategy similar to the term loan B executed in February should be expected at maturity debt levels or higher. Additionally the Company has a US$109.5 million vendor loan from Seadrill maturing in 2016 relating to the acquisition of the T-15 and a US$100.0 million discount note maturing in 2015 relating to the acquisition of the West Auriga.

In February 2014, Seadrill Partners executed a US$1.8 billion term loan B and US$100.0 million revolving credit facility. The term loan was upsized from US$1.7 billion and priced at Libor plus 3%, the low end of the price range, and subsequently swapped to a fixed rate of approximately 5.5%. The 1% amortization profile of the new facility will enable the Company to more efficiently manage its replacement capital expenditure reserves by investing in new assets. In conjunction with the term loan B and revolver Seadrill Partners obtained a credit rating of BB- / Ba3. As a rated entity Seadrill Partners’ access to and cost of funding should be improved, thus increasing financial flexibility.

The Board is confident that a similar refinancing can be executed on the remaining back to back loans and related party debt in order to achieve a capital structure that is independent from Seadrill Limited and further facilitate Seadrill Partners’ growth.

As of March 31, 2014, Seadrill Partners had interest rate swaps outstanding on principal debt of US$2,948.0 million. All of the interest rate swap agreements were entered into subsequent to the IPO Closing Date and represent approximately 97% of debt obligations as of March 31, 2014. The average swapped rate, excluding bank margins, is approximately 2.02%. The Company has a policy of hedging the significant majority of its long-term interest rate exposure in order to reduce the risk of a rising interest rate environment.

Market

Several new deepwater contracts have been announced recently indicating a dayrate level between 500 and 550k. There are reasons however to believe that some of our major competitors will accept rates levels for a sixth generation vessels in the 425 - 475k level. Currently, the market suffers from limited exploration drilling and delays in field developments from the major oil companies. The root cause of the muted activity level is the fact that many major oil companies are working to improve their cash generation. The outlook is further affected by sublets and by lower specification rigs trying to price themselves into a higher end market. The key question is when oil majors will resume tendering activity. To some degree, the decreased level of activity leads to further delays. Oil companies are trying to determine when dayrates will trough, thus are not compelled to sign contracts if they feel dayrates are still declining. Once a leading edge is defined others tend to be compelled to award contracts. To this point, in the recent weeks we have seen increased inquiries by both majors and independent operators following the establishment of a leading edge dayrate.

In the medium term, once oil majors begin contracting activity again, rates will be lower than the high rates experienced in 2013. Most of our major competitors are facing tough investment decisions due to the fact that a large percentage of their assets are in excess of 20 years old and will need significant upgrade investment to keep them running. Seadrill Partners is in the beneficial position of not being forced to take many of these types of decisions. Seadrill Partners’ cash flow profile is strong due to a large contracted backlog with limited exposure to the current dayrate weakness.

The current uncertainty in the market has reduced newbuilding activities and only 7 rigs have now been ordered for 2016 delivery and 5 for 2017. These numbers exclude the Brazilian built rigs where a large degree of uncertainty remains as to actual delivery dates. These numbers are significantly lower than the 30 and 19 deliveries in 2014 and 2015 respectively.

Looking at the market as a whole, the acute challenges lie with fourth and fifth generation assets. The oil companies’ new requirements after Macondo and the focus on increased water depth areas have significantly limited the contractibility of older equipment. The owners will face the choice of investing significant amounts into twenty or thirty year old assets in order to try to meet the new demands or simply just lay up the unit. Some contractors may also attempt asset swaps with new builds without a contract for older assets on long-term commitments, in an attempt to secure work for their premium units while saving cost on large capex upgrades. This results in the near term potential for more stacking of older units. According to Fearnley’s a total of 51 units older than 25 years are required to undergo their special survey in the next 24 months. It has been shown from the prior cycles that such upgrades carried out by several of our competitors has had a materially lower return than Seadrill’s focus on building a modern high specification fleet.

Ultra-deepwater floaters (>7,500 ft water depth)

Ultra-deepwater activity continues to be driven by the “Golden Triangle” of the US Gulf of Mexico, Brazil and West Africa. Since the year 2000 approximately 8 billion boe have been discovered in the ultra-deepwater, the majority of which have been in the golden triangle. Over the same time period only 500 million boe have been produced from ultra-deepwater regions. This represents a reserve to production ratio of approximately 16 for ultra-deepwater projects. This bodes quite well for expected future activity as the addition of reserves is a key strategic objective for major oil companies. The proving of reserves in these areas will mitigate declines in the R/P ratio following this period of inactivity. From an economic standpoint, the average cost of supply in ultra-deepwater regions is approximately $56 per barrel. This is very attractive compared to the marginal cost of supply onshore North America of approximately $65 per barrel. Over the long term, capital will be focused on more profitable projects, which are found in the ultra-deepwater.

In addition to the traditional ultra-deepwater regions, Mexico presents a particularly interesting opportunity for future work. Legislation is moving forward at an impressive pace and we expect the opening up of projects to potentially impact 2015 demand. Seadrill has operated the West Pegasus in Mexico for the last 2.5 years and has developed a solid operational track record and good working relationship with Pemex. The results from the exploration drilling campaign have been very encouraging. It is expected that the first Mexican deal with an international oil major will be concluded in the second half of 2014. As capital from major oil companies enters the country, demand for rigs is likely to follow.

Customers continue to focus their bidding activity on units that can provide dual BOP’s, increased deck space and high variable deck load capacity.

Outlook

The first quarter of 2014 has been an active one for the Company, executing its second follow on equity offering to finance the acquisition of the West Auriga and successfully completing its term loan B refinancing. Distributions have grown 14% during the first quarter, and taking into account the distribution increase recommended by management in connection with the most recent acquisition, distributions will have grown approximately 40% since IPO in October 2012. This growth exceeds the Board’s anticipated annual growth rate of 15% at the time of the Company’s initial public offering in October 2012.

The Board believes this demonstrates the Company’s commitment to growth and is fully focused on continuing this aggressive growth strategy. This growth will be driven primarily by acquisitions from Seadrill’s long term contracted premium ultra-deepwater rig fleet as well as the acquisition of additional units in Seadrill Partners’ operating companies.

The term loan B refinancing completed in February is an important step towards rationalizing Seadrill Partners’ debt structure, in particular to lower debt amortization so it can use replacement capital expenditure cash reserves more efficiently and to create a capital structure independent of Seadrill. As noted above the transaction has been successful and the Company anticipates using this market again in the future to refinance debt on existing units and future acquisitions.

The term loan B facility, compared to traditional rig financing, will result in higher interest cost of approximately US$22 million per annum and at the same time reduce installments by approximately US$162 million per annum. The net effect will be an increase in free cash generation after finance of approximately US$140 million annually for the four rigs supported by this facility.

The Company now has access to debt capital markets and strong financial position with a relatively low net debt to EBITDA ratio. The Board therefore believes the Company has the flexibility to acquire additional accretive assets even without using the equity market

Operationally, the Board and management team are not satisfied with the performance year to date. The utilization rate of 82% is below the standards set for the Company. The West Aquarius and West Capricorn have experienced a collective 77 days of downtime. Although equipment failures are partly to blame, uptime needs to be improved. Developments thus far during the second quarter confirms the Company has returned to solid operational performance with overall economic utilization rate averaging around 97% to date. With continued good performance the Company’s coverage ratio should be back up to target levels of 1.1 in the second quarter.

Distributable cash flow for the second quarter of 2014 will be positively impacted by the cash contribution for the full quarter from the West Auriga and the return to normal operations on the West Aquarius and West Capricorn.

The acquisition of the West Auriga has increased revenue backlog to approximately $5.5 billion and average contract term to 3.74 years. This puts the Company in a strong position with regards to short-term negative market developments.

The Board remains committed to its high growth acquisition strategy in order to strengthen the fleet composition, diversify the customer base, and increase backlog. The Company’s modern best in class fleet and long term contracts protect the Company from short-term negative market sentiment and position it to potentially be re-contracting rigs into a rising dayrate environment in the future.

May 28, 2014
The Board of Directors
Seadrill Partners LLC
London, UK.

Questions should be directed to:

Graham Robjohns: Chief Executive Officer
Rune Magnus Lundetrae: Chief Financial Officer

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company’s ability to make cash distributions, the expected performance of the drilling rigs in OPCO’s fleet, estimated duration of customer contracts, contract dayrate amounts and the Company’s ability to purchase drilling rigs from Seadrill Limited in the future are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS	Three months ended
(US$ millions)	March 31, 2014	December 31, 2013	March 31, 2013
	Unaudited	Unaudited	Unaudited
Operating revenues
Contract revenues	$260.6	$282.1	$244.7
Reimbursable revenues	14.7	0.3	4.8
Other revenues	—	—	4.8

Total operating revenues	275.3	282.4	254.3

Operating expenses
Vessel and rig operating expenses	84.3	98.8	93.6
Reimbursable expenses	14.3	0.3	4.6
Depreciation and amortization	39.7	37.5	34.2
General and administrative expenses	13.4	11.4	10.6

Total operating expenses	151.7	148.0	143.0

Net operating income	$123.6	$134.4	$111.3

Financial items
Interest income	0.9	2.2	0.5
Interest expenses	(28.6)	(28.7)	(19.7)
Gain/(Loss) on derivative financial instruments	(49.2)	16.1	3.4
Foreign currency exchange gain/(loss)	1.1	(1.4)	(0.7)

Total financial items	(75.8)	(11.8)	(16.5)

Income before income taxes	47.8	122.6	94.8

Income taxes	(4.0)	(9.0)	(8.4)

Net income	$43.8	$113.6	$86.4

Net income attributable to Seadrill Partners LLC members	$19.8	$42.0	$27.8
Net income attributable to the non-controlling interest	24.0	71.6	58.6

Total units outstanding at the end of the period:
Common units (basic and diluted)	57,994,550	44,400,563	24,815,025
Subordinated units (basic and diluted)	16,543,350	16,543,350	16,543,350

CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS	March 31, 2014	December 31, 2013
(in US$ millions)	Unaudited	Unaudited
ASSETS
Current assets
Cash and cash equivalents	130.1	89.7
Accounts receivables, net	270.6	175.8
Mobilization revenue receivable – short-term	30.0	16.6
Amount due from related party	510.5	248.3
Other current assets	49.1	38.1

Total current assets	990.3	568.5

Non-current assets
Drilling units	4,491.6	3,448.3
Goodwill	2.9	—
Mobilization revenue receivable – long-term	115.8	43.7
Deferred tax assets	9.8	9.8
Other non-current assets	102.9	2.3

Total non-current assets	4,723.0	3,504.1

Total assets	5,713.3	4,072.6

LIABILITIES AND MEMBERS’ CAPITAL/OWNERS EQUITY
Current liabilities
Current portion of long-term interest bearing debt	58.3	—
Current portion of long-term related party payable	91.7	108.3
Related party revolving credit facility	—	125.9
Trade accounts payable and accruals	90.2	80.0
Deferred mobilization revenue – short-term	14.9	20.3
Related party payable	614.3	292.1
Other current liabilities	50.0	27.5

Total current liabilities	919.4	654.1

Non-current liabilities
Long-term interest bearing debt	2,180.8	—
Long-term related party payable	709.1	1,826.4
Related party loan notes	100.0	299.9
Deferred mobilization revenue – long-term	34.7	37.6

Total non-current liabilities	3,024.6	2,163.9

Total Liabilities	3,944.0	2,818

Total equity	1,769.3	1,254.6

Total liabilities and equity	5,713.3	4,072.6

APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealised foreign exchange gains and losses, maintenance and replacement capital expenditures and other cash and non-cash items. Maintenance and replacement capital expenditures, including expenditure on classification, represent capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Seadrill Partners’ capital assets.

Distributable cash flow is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partner’s performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

For accounting purposes, in accordance with U.S. GAAP, Seadrill Partners is required to recognize in the statement of operations market valuations of certain financial items. These include the change in the fair value of certain of its derivative instruments, principally interest rate swap derivatives. These are unrealized gains or losses included in the statement of operations and will only become realized if a derivative is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of distributable cash flow (“DCF”) as described below.

DISTRIBUTABLE CASH FLOW
	Three months ended March 31, 2014	Three months ended December 31, 2013
(in US$ millions)	Unaudited	Unaudited
Net income attributable to Seadrill Partners LLC members	19.8	29.3

Interest income	(0.9)	(2.2)
Interest expense (including interest rate swap settlement amounts)	28.6	28.7
(Gain)/Loss on derivative financial instruments	49.2	(16.1)
Depreciation and amortization	39.7	37.5
Currency exchange loss/(gain)	(1.1)	1.4
Income taxes	4.0	9.0
Non-controlling interest	24.0	84.3

EBITDA	163.3	171.9

Less: Amortization of mobilization revenue and expenses	(4.6)	(3.2)

Adjusted EBITDA	158.7	168.7

Cash interest income	0.9	0.8
Cash interest expense	(28.2)	(23.8)
Cash tax paid	(10.0)	(6.0)
Pre-acquisition balances relating to T-16/West Leo and West Sirius	—	(54.0)
Estimated maintenance and replacement capital expenditure	(33.6)	(23.7)

Cash flow available for distribution	87.8	62.0

Cash flow attributable to non-controlling interest	(57.8)	(38.8)

Distributable cash flow	30.0	23.2

Distribution declared	38.9	27.1
Coverage	0.77x	0.86x

[1]	Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as apposed to amounts actually spent. Seadrill Partners operating companies, must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.

[2]	The non-controlling interest comprises (i) the 70% Seadrill Limited partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius, West Leo and the West Vencedor and (ii) the 49% Seadrill limited liability company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn, West Sirius and the West Auriga. The non-controlling interest existed from the IPO closing date. There is no non-controlling interest existing for the T-15 rig and T-16 rig.